Exhibit 10.1

PRESS RELEASE

New Era Solutions Strengthens its Enterprise and SMB Advanced Business Solutions
Offering Through a Technology-Reseller Agreement with Magic Software

System integrator and partner joins Magic Software’s ecosystem of over 2000 partners worldwide that use and resell eDeveloper application platform and iBOLT business integration solutions

Or Yehuda, Israel, June 30, 2008 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a provider of business integration, application development and deployment tools, today announced a reseller agreement with New Era Solutions Consulting, a systems integrator and total solution provider based in New York City. New Era Solutions is reselling and supporting Magic Software’s eDeveloper application platform and iBOLT business integration suite.

New Era Solutions specializes in business performance management, sales and customer relationship management, and technology solutions that support business goals. Its customer base is comprised of Fortune 500 and other financial services and insurance companies.

“Adding Magic Software’s entire product suite to our offering really strengthens our solutions overall to our customers,” said Mayer Schmukler, President of New Era Solutions. “Our decision to increase our commitment to Magic Software’s technology is based on our belief in the technology vision that Magic Software is providing to the industry.”

Magic Software works with thousands of independent software vendors (ISVs) that use and resell the eDeveloper application platform, as well as hundreds of business partners that use and resell the iBOLT business integration suite. In addition to providing advanced technology functionality, the company is opening a new channel opportunity for partners by letting them sell Magic Software’s technology directly to their respective customers and partners.

“I am very pleased with our business partnership with New Era Solutions,” said Regev Yativ, president and chief executive officer of Magic Software Americas Operations. “Their expertise and savvy knowledge of Magic Software and our products make them an ideal partner for us at this time.”

According to Yativ, “By utilizing and reselling Magic Software’s application platform and integration solutions, New Era Solutions is offering its customers a more cost effective, reliable and secure approach to their business systems. A growing trend among our business partners is that they are moving away from an ISV or system integration partner model and more towards becoming resellers of Magic Software’s technology stack. Our partners understand the benefits of our products best, so together we help extend the reach of Magic Software’s eDeveloper and iBOLT technology solutions.”

About New Era Solutions
New Era Solutions is a total solutions provider and systems integrator with a unique, holistic approach to assisting clients. Based in New York City, New Era Solutions offers both packaged applications and custom application development and integration solutions. For more information, please visit www.newerasolutions.com.

About Magic Software Enterprises
Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a leading provider of business integration, application development and deployment tools. Magic Software has a presence in over 50 countries as well as a global network of ISV’s, system integrators, value-added distributors and resellers, and consulting and OEM partners. The company’s award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, Salesforce.com, IBM and Oracle. For more information about Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

The company’s North American subsidiary is located at 23046 Avenida de la Carlota, Suite 300, Laguna Hills, Calif. Contact may be made by telephone at (800) 345-6244 or (949) 250-1718 or on the web at www.magicsoftware.com or info@magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission

Media contact:
Cathy Caldeira
Metis Communications
Tel: +1-617-236-0500
magicsoftware@metiscomm.com